UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February, 2012	Commission File Number: 001-35393

PRETIUM RESOURCES INC.

(Name of registrant)

570 Granville Street, Suite 1600
Vancouver, British Columbia
Canada V6C 3P1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Enclosed:

Material Change Report

Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

Pretium Resources Inc. (“Pretivm” or the “Company”)
570 Granville Street, Suite 1600
Vancouver, BC  V6C 3P1

Item 2.	Date of Material Change

February 22, 2012

Item 3.	News Release

The news release was disseminated by Marketwire and filed on SEDAR on February 22, 2012.

Item 4.	Summary of Material Change

On February 22, 2012,  the Company reported results from the National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) compliant technical report for the high-grade gold and silver mineral resources at its wholly-owned Brucejack Project, entitled “Technical Report and Updated Preliminary Economic Assessment”, which has an effective date of February 20, 2012 (the “Brucejack PEA”), prepared by Wardrop, a Tetra Tech Company.  The Brucejack PEA has been filed on SEDAR.

Item 5.	Full Description of Material Change

On February 22, 2012,  the Company announced results from its updated PEA, which has an effective date of February 20, 2012 and is compliant with NI 43-101.  Highlights from the report include:

Highlights (base case using US$1,100/oz gold , US$21/oz silver and exchange rate of US$0.93:C$1.00)

Base Case pre-tax Net Present Value (5% discount) of US$2.262 billion;

•	Mine life of 24 years producing an estimated 6.9 million ounces of gold and 17.0 million ounces of silver;

•	Average annual production of 325,000 ounces of gold over the first 12 years and 287,000 ounces of gold over the life of mine;

•	Base Case pre-tax Net Cash Flow over the proposed mine life of US$5.133 billion;

•	Base Case pre-tax Internal Rate of Return of 29.8%, with payback estimated at 4.1 years;

•	Estimated initial capital cost, including contingencies, of US$436.3 million;

•	Average operating costs of C$170.90/tonne milled over mine life.

Further details on the Brucejack Project and the current development plan as set out in the Brucejack PEA are set out below.

Project Description and Location

The Brucejack Project consists of six mineral claims totalling 3,199.28 hectares and all claims are in good standing until January 31, 2022.  Pretivm acquired its 100% outright interest in the Brucejack Project in December 2010, pursuant to the Acquisition Agreement with Silver Standard.  The Brucejack Project is subject to a 1.2% net smelter returns royalty in favour of Black Hawk Mining Inc. (“Black Hawk”) on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

The majority of the Brucejack Project falls within the boundaries of the Cassiar-Iskut-Stikine Land and Resource Management Plan (the “LRMP”) area, with only a minor south-eastern segment of Mineral Claim No. 509506 falling outside this area.  All claims located within the boundaries of the LRMP are considered as areas of general management direction, with none of the claims falling inside any protected or special management areas.  At present, the land claims in the area are in review and subject to ongoing discussions between various First Nations and the Government of British Columbia.

The Brucejack Project is centred at approximately latitude 56°28’20”N by longitude 130°11’31”W, approximately 950 kilometres northwest of Vancouver, 65 kilometres north-northwest of Stewart, and 21 kilometres south-southeast of the Eskay Creek Mine.

The Brucejack Project is located in the Boundary Range of the Coast Mountain Physiographic Belt along the western margin of the Intermontane Tectonic Belt.  The terrain is generally steep with local reliefs of 1000 metres from valleys occupied by receding glaciers, to ridges at elevations of 1200 metres above sea-level.  Elevations within the Brucejack Project area range from 1366 metres along Brucejack Lake to 1650 metres at the Bridge zone.  However, within several areas, the relief is relatively low to moderate.

The climate is typical of north-western British Columbia with cool, wet summers, and relatively moderate but wet winters.  Annual temperatures range from +20°C to -20°C.  Precipitation is high with heavy snowfall accumulations ranging from 10 metres to 15 metres at higher elevations and 2 metres to 3 metres along the lower river valleys.  Snow packs cover the higher elevations from October to May.  The optimum field season is from late June to mid-October.

The area is easily accessible by helicopter from the town of Stewart, or seasonally from the settlement of Bell II.  The flight time from Stewart is approximately 30 minutes.  Pretivm has started construction on reopening the Newhawk Gold Mines Ltd. (“Newhawk”) access road to the Brucejack Project, rehabilitating stretches of the old road and building a new stretch of road that is expected to be completed by late 2012.

There are no local resources other than abundant water for drilling.  The nearest infrastructure is the town of Stewart, approximately 65 kilometres to the south, which has limited supplies and personnel.  The towns of Terrace and Smithers are also located in the same general region as the Brucejack Project.  Both are directly accessible by daily air service from Vancouver.

The nearest railway is the Canadian National Railway Yellowhead route, which is located approximately 220 kilometres to the southeast.  This line runs east-west and terminates at the deep water port of Prince Rupert on the west coast of British Columbia.  The most northerly ice-free shipping port in North America, in Stewart, is accessible to store and ship concentrates.

A high voltage power line running parallel with Highway 37 is planned for construction.  The plan calls for the new 287-kilovolt line to extend from the community of Terrace to the beginning of the Galore Creek access road at Bob Quinn Lake, providing access for the project to the BC Hydro electric grid.  The final capacity of this transmission line has yet to be determined and may be increased due to projected demand.

History

The exploration history of the area dates back to the 1880s when placer gold was located at Sulphurets and Mitchell Creeks.  Placer mining was intermittently undertaken throughout the early 1900s and remained the main focus of prospecting until the mid-1930s.

In 1935, prospectors discovered copper-molybdenum mineralization on the Sulphurets property in the vicinity of the Main Copper zone, approximately six kilometres northwest of Brucejack Lake; however, these claims were not staked until 1960.  From 1935 to 1959, the area was relatively inactive with respect to prospecting; however, it was intermittently evaluated by a number of different parties and several small copper and gold-silver occurrences were discovered in the Sulphurets-Mitchell Creek area.

In 1960, Granduc and Alaskan prospectors staked the main claim group covering the known copper and gold-silver occurrences, which collectively became known as the Sulphurets property, starting the era of modern exploration.  Various operators explored the area, and an underground program was completed on the West zone between 1986 and 1991 by the Newcana Joint Venture among Granduc, Newhawk and Lacana Mining Corporation.

In 1999, Silver Standard acquired Newhawk and with it, Newhawk's 60% interest and control of the Brucejack Project.  In 2001, Silver Standard acquired Black Hawk’s 40% direct interest in the Brucejack Project, resulting in 100% interest in the Brucejack Project.

Silver Standard began initial work on the Brucejack Project in 2009 with a large diamond drilling campaign and a resampling program on historical core.  A total of 17,846 m of diamond drilling were completed in 37 holes during the 2009 field season.  In 2010, a total of 33,400 m of diamond drilling was completed in 72 holes.  The West Zone ramp was partially dewatered in late 2011 and early 2012. A geotechnical mapping program and updated survey was completed on the dewatered portion of the mine.

Mineralized Zones

The current resources as presented in this Prospectus are comprised of eight different zones on the Brucejack Project; the West, Bridge, Low Grade Halo, Shore, Galena Hill, Gossan Hill, SG and Valley of Kings (“VOK”) zones.

West zone

The West zone gold-silver deposit is hosted by a north-westerly trending band of intensely altered Lower Jurassic latitic to trachyandesitic volcanic and subordinate sedimentary rocks, as much as 400 metres to 500 metres thick, which passes between two more competent bodies of hornblende plagioclase hornblende phyric flows.  The stratified rocks dip moderately to steeply to the northeast and are intensely altered, particularly in the immediate area of the precious metals mineralization.

The West zone deposit itself comprises at least 10 quartz veins and mineralized quartz stockwork ore shoots, the longest of which has a strike length of ~250 metres and a maximum thickness of about ~6 metres.  Most mineralized shoots have vertical extents that are greater than their strike lengths.  Geometries of the main veins suggest they represent central and oblique shear veins which developed in response to transpressional strain.  Crack-seal features shown by most of the veins are evidence of brittle deformation overlapping with crystallization of gangue minerals.  Thus, at the West zone, it appears as if localized ductile strain may have generated dilatant structures that served as conduits for the hydrothermal fluids, which deposited silica and precious metals, but hydrostatic overpressures within the conduits may have intermittently induced brittle failure along sub-parallel structures.  In terms of hydrothermal alteration, the West zone is marked by a central silicified zone that passes outwards to a zone of sericite ± quartz ± carbonate and then an outer zone of chlorite ± sericite ± carbonate.  The combined thickness of the alteration zones across the central part of the deposit is 100 to 150 metres.

Gold in the West zone occurs principally as electrum in quartz veins and is associated with, in decreasing order of abundance, pyrite, sphalerite, chalcopyrite, and galena.  Besides being found with gold in electrum, silver occurs in tetrahedrite, pyrargyrite, polybasite and, rarely, stephanite and acanthite.  Gangue mineralogy of the veins is dominated by quartz, with accessory adularia, albite, sericite, and minor carbonate and barite.

Valley of Kings zone

The VOK zone is approximately 500 metres south of the West zone, and was initially explored by Esso Minerals in 1981.  It was later explored by Newhawk and named the Spine zone, due to the presence of small, silicified and resistant relatively high-standing stockworks that outcrop in several places along its trend.  This particular stockwork is topographically prominent but generally quite barren.  The early exploration programs included surface grab and trench sampling, with many samples yielding weak to moderately anomalous gold values, but one outstanding sample which returned over 7,000 parts per million gold.

The first diamond drill program at VOK zone was conducted by Silver Standard in 2009, which intersected a number of intervals of high-grade gold mineralization, including one of 16,948 g/t gold and 8,695 g/t silver over 1.5 metres in hole SU-012 and two additional 1.5 metres intersections between 40 and 80 g/t gold in that hole and four more spread between holes SU-034 and 035.  Additional diamond drilling in 2010 included 12 drill holes totalling 4,871 meters.  The results of this program were very encouraging, with five of the holes intersecting high-grade gold mineralization, including intersections in holes SU-040 and SU-084 which returned 5,850 g/t gold and 5,480 g/t gold, respectively.  Pretivm’s drilling at the VOK zone in 2011 totalled 101 holes and more than 43,100 meters.

The VOK zone mineralized zone trends approximately west-northwest to east-southeast.  Its orientation mirrors that of Electrum Ridge, a pronounced topographic feature near the southern margin of the zone, and drilling to date has extended its strike to over 450 meters.  The zone is up to 150 meters wide and is bound to the west by the Brucejack fault but remains open at depth and to the east.  Surface mapping and Pretivm’s extensive drilling defined a number of lithologic contacts which outline a broad syncline in which fragmental volcanic and clastic sedimentary rocks, along with minor flows of Upper Triassic to Lower Jurassic age appear to plunge moderately to the east.  Variably altered hornblende feldspar phyric volcanic rocks of intermediate composition (most probably latite) are interpreted as forming the youngest rocks of the sequence at the VOK zone, and are seen outcropping to the south, west and to the north-west, and broadly correlative coarse pyroclastic rocks, including common lapilli tuff and tuff breccia may occupy the core of the VOK zone syncline.  Underlying these are interbedded volcanic-derived immature sedimentary rocks, including common pebble and cobble conglomerate and pebbly sandstone.  The sedimentary sequence is considered correlative with the basal Jack Formation of the Hazelton Group.  Generally thin and likely discontinuous rhyolite flows, as well as local siliceous exhalites have been mapped on surface and logged in drill core in the vicinity of this contact.  A preliminary Upper Triassic U-Pb date from the rhyolite suggests that it is derived from beneath the unconformable contact, and Pretivm’s tentative view is that the rhyolites may, in part, be large blocks resting on the unconformity surface.  Beneath the rhyolite is a relatively thick and generally poorly stratified sequence of fine-grained concretion-bearing mudstone and siltstone with locally interbedded immature but locally-derived sandstone and pebble conglomerate.  In the vicinity of VOK zone, contacts and even the unconformity appear to have been folded, commonly tightly.  The contacts outline a complex east-plunging syncline with a flanking east-plunging cuspate anticline to the south and what appears to be an even more complex antiformal structure to the north.  The northern limb of the fold opens to the northeast, where it may eventually reverse trend and continue to the northwest into the area between the West zone and Gossan Hill.  Much of the complexity may reflect the fact that the east-west trending folds are refolding an earlier northeast-trending set of folds, but some of the complexity may also reflect the fact that there may have been relief on the unconformity surface.

High-grade gold and silver mineralization within the VOK zone occurs as electrum, and it is generally hosted within quartz-carbonate and quartz-adularia veins and vein stockworks.  While quartz veining and stockworks are common throughout the zone, the majority of gold intersections are confined to a 75 to 100 metres wide zone which closely parallels the axis of the syncline.  Within that zone, the mineralization appears to have been concentrated in localized fold noses and along geologic contacts, in particular along the contact between the overlying pyroclastic rocks and the underlying conglomerate, as well as locally along the margins of flow-banded rhyolite.  Significant intervals of gold mineralization, including several occurrences of visible gold, have been intersected to the west of the VOK zone, at the Waterloo zone, suggesting the possibility that the mineralized trend may extend farther west, across the Brucejack fault.  Gold to silver ratios within the VOK zone are typically 2:1 or higher, but may vary greatly.  This may be due in part to the relative abundance of electrum in the deposit, or to the local presence of silver sulphide minerals.  Additional precious metal-bearing minerals found in the VOK zone, typically in trace quantities, include silver sulphides, acanthite, pyargyrite and tetrahedrite, while base metal-bearing sulphides include sphalerite and galena.

As it is elsewhere on the Brucejack Project, alteration at the VOK zone is believed to be Early Jurassic in age.  It consists dominantly of quartz-sericite-pyrite, with lesser sericite-chlorite.  The most pervasive of the intense alteration is observed within the sedimentary and fragmental volcanic rocks.  Within them, the abundance of phyllosilicate minerals, and the subsequent deformational overprint, has resulted in the development of a pervasive east-west trending and steeply dipping foliation.  In the VOK zone, the foliation appears to be axial planar to the main fold trend.

Bridge zone

The Bridge zone is located about 1,500 metres south of the West zone and is centred on a three hectare nunatak surrounded by ice of the eastern arm of the Sulphurets glacier.  Geologists working for Newhawk and the Geological Survey of Canada had previously mapped and sampled this outcrop, recognizing that it displayed strong sericite-pyrite alteration and that it was transected by a number of discontinuous mineralized quartz veins.  The first drill hole to test the zone (SU-10) was drilled in 2009, and was extended in 2010.  It intersected 601 metres which averaged 0.76 g/t gold and 7.9 g/t silver, including 118 metres which averaged 0.99 g/t gold and 7.6 g/t silver.

Further and much more extensive drilling in 2010 showed that the gold mineralization at the Bridge zone is hosted by plagioclase-hornblende phyric volcanic rocks that in general are moderately to strongly sericite-chlorite altered, with disseminated and stringer pyrite making up a few percent of the rock by volume.  Quartz ± chlorite ± sericite veins, 20 centimetres to 200 centimetres in thickness, were intermittently intersected by the drill holes, and these commonly contain minor to trace amounts of pyrite, sphalerite, galena, molybdenite, and an unknown dark grey, silver-bearing sulfosalts.  In 2010 it was observed that a number of holes in the Bridge zone contained appreciable molybdenum.  These were then analyzed for the strategic metal rhenium, with the further observation that the molybdenum to rhenium ratio was similar to that in mineralization to the north at the Snowfield Project.

A total of 47 drill holes now define the Bridge zone, which not only includes broad intervals of bulk-tonnage style mineralization, but also numerous high-grade intersections.  Drilling in 2011 targeted a few of the high-grade intersections and the suggestion is that they are structurally controlled.  Intersections from this year’s drilling include 458 g/t gold in a one meter intersection in hole SU-125, and a 19.0 g/t gold intersection across 5.85 metres in hole SU-166.

Galena Hill zone

The prospect known as Galena Hill is situated on a prominent hill southeast of the southern end of the West zone and east of the VOK north zone.  The hill is marked by widespread iron oxide staining of altered volcanic fragmental and reworked volcanic fragmental rocks and the slopes are commonly faced by quartz stockwork.  The Galena Hill zone was tested by Newhawk with 27 bore holes, with half of the holes being less than 100 metres in length.  The historical work suggested that the Galena Hill system was an underlain by east-west and northeast-southwest trending sets of quartz veins and quartz stockworks within a zone of hydrothermal alteration and mineralization that was at least 460 metres long and 300 metres wide.

The host volcanic and volcaniclastic rocks are rich in lapilli-sized fragments and host local thin units of carbonaceous and cherty mudstone.  A few holes intersected rhyolitic volcanic rocks and one hole (SU-05) yielded a 50 metres long intercept of quartz which was enriched in gold and silver along its margins; unfortunately, it is likely that the vein was intercepted at a low angle to the core axis and that the hole drilled down the dip of the vein.

As in the West zone, gold mineralization at the Galena Hill zone is preferentially associated with quartz veins, although the sericite-altered, intermediate composition host rocks are typically mineralized with disseminated pyrite and do host low- to medium-grade bulk tonnage style mineralization.  In some veins, trace amounts of native gold and electrum are accompanied by veins which contain common trace to locally massive sphalerite, chalcopyrite, and galena.  Galena Hill has produced a number of bonanza grade intersections, including intersections such as 1,025 g/t gold across 1.5 metres (hole SU-53), 2,490 g/t gold across 1.59 metres (hole SU-54), 5,480 g/t gold across 0.5 metres (hole SU-84) and 1,710 g/t gold across 0.69m (hole SU-106).  These intersections may be structurally controlled and represent a significant high grade exploration target.

Low Grade Halo zone

Drilling in 2011 filled the gap in drill data which existed between the Bridge zone and the VOK zone.  This area, referred to as the Halo zone, was shown to host bulk tonnage mineralization and, as a result, the low-grade halos for the Bridge zone, VOK zone and Galena Hill have been combined into a single zone which encompasses all the peripheral mineralization.

Shore zone

A small gold-silver resource was identified by Newhawk along the north-eastern shore of the peninsula that extends into the west end of Brucejack Lake.  Referred to as the Shore zone, it is a zone of quartz veining hosted by foliated, sericite-altered trachyandesite that has a strike length of roughly 530 metres and a maximum width of 50 metres.  The northwest-southeast trend of the zone is coincident with a pronounced lineament (likely a fault) which extends south-eastward from the Brucejack fault beneath Brucejack Lake.

Several discrete quartz veins and quartz stockworks were traced along the zone, with historical drilling being concentrated on the southern end of the zone.  The veins occur as ‘stacked’, en echelon, sigmoidal lenses of up to 100 metres in length.  The veins and vein stockworks consist predominantly of quartz with minor carbonate and barite, and they contain patchy sulphide mineralization consisting of variable quantities of pyrite, tetrahedrite, sphalerite, galena, and arsenopyrite.  Electrum has been observed in trace amounts.  Silver is present in some of the highest concentrations observed in the Brucejack Project area.  Drilling in 2011 tested the northwest extension of the zone and returned modest results.

SG/Bonanza zone

The SG/Bonanza zone is located in the north-central part of the Brucejack Project.  It is underlain by an area of a gossanous sericite-altered rock on the western side of the Brucejack fault.  The zone is hosted in a series of quartz stockwork vein systems close to the fault as well as in an east-striking, 150 metres-long quartz stockwork.  Host rocks appear mainly to be fragmental latitic to trachyandesitic rocks, likely somewhat re-worked tuff and lapilli tuff, that are intercalated with quartzo-feldspathic sandstone and minor siltstone.

The best intercept at the SG/Bonanza zone was in hole SU-004, which returned an estimated 1.62 g/t gold across 75 metres, including 2.57 g/t gold across 27 metres.  This intersection contained surprisingly little quartz veining; instead, the mineralized lapilli tuff hosts only local quartz-carbonate stockwork veinlets and trace amounts of fine, acicular arsenopyrite, in addition to 1-3% disseminated pyrite.  Pretivm believes that the gold mineralization may be associated with anhedral pyrite, as is the case at the Snowfield deposit, approximately 3-4 kilometres to the north.  Drilling in 2011 extended the zone 50 metres to the west, with hole SU-203 intersecting 24.5 metres grading approximately 1.14 g/t gold.

Gossan Hill zone

The mineralized zone known as Gossan Hill is a circular area, about 400 metres in diameter, of intense quartz-sericite-pyrite alteration developed in Lower Jurassic volcanic rocks.  The visually impressive alteration zone at Gossan Hill is host to at least eleven quartz vein and quartz vein stockwork structures, most of which trend east-west and dip steeply to the north.  Individual structures are up to 250 metres long and 20 metres thick.

Historical work undertaken at Gossan Hill has included rock-chip sampling, hand trenching and limited diamond drilling, with a few +400 metres deep drill holes concentrated in the central part of the mineralized area.  Precious metal mineralization at the Gossan Hill zone occurs in two styles.  As is the case elsewhere on the Brucejack Project, a bulk tonnage style of mineralization is associated with anhedral pyrite and a fine quartz stockwork.  Higher-grade gold mineralization at Gossan Hill differs somewhat from other zones on the Brucejack Project in that it is associated with the larger quartz lenses, particularly where they contain local aggregates of pyrite, tetrahedrite, sphalerite, and galena.  Electrum is observed in the bonanza grade intersections, while silver also occurs in tetrahedrite, pyragyrite, and polybasite.

Drilling in 2011 was focused on defining structural controls to mineralization within the larger lower grade halo.  The program was very successful, with numerous holes intersecting very high grade gold mineralization; including 372.3 g/t gold across 7.1 metres in hole SU-136, 16.4 g/t gold across 7.9 metres in hole SU-147, 168.4 g/t gold over 1.5 metres in hole SU-201, and 44.2 g/t gold over 14.0 metres in hole SU-207.

Mineral Resource Estimates

1,182 drill holes were used to estimate the current resources, including 452 historical surface drill holes, 442 historical underground drill holes exclusively in the West zone and 288 surface drill holes completed since 2009.  Conceptual Lerchs-Grossman optimized pit shells were developed based on all available mineral resources (Measured, Indicated and Inferred).  The results from the optimized pit-shells are used solely for the purpose of reporting mineral resources that have reasonable prospects for economic extraction.

All mineral resources were reported against a 0.30 g/t gold equivalent cut-off, as constrained within the optimized pit shell.  Resources for three different pit shells were defined as shown below in Table 1 through Table 3.  In addition, an underground sensitivity to the mineral resource estimate is presented in Table 4.

Table 1 Brucejack Project Estimated Mineral Resources based on a Cut-Off Grade of 0.30 g/t AuEq(1)(2)(3)(4)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (million oz)	Silver (million oz)
Measured	12.2	2.50	81.6	0.99	32.1
Indicated	293.0	1.26	10.5	11.91	99.3
Measured + Indicated	305.3	1.31	13.4	12.89	131.5
Inferred	813.7	0.70	7.7	18.20	201.2
Notes:
(1)
Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.  These mineral resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(2)
The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an Indicated or Measured mineral resources and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.

(3)
Mineral resources are defined within a Whittle optimized pit shell that incorporates project metal recoveries, estimated operating costs and metals price assumptions.  Parameters used in the estimate include metal prices (and respective recoveries) of US$1,200/oz. gold (71% recovery) and US$22.00/oz. silver (70%recovery).  The pit optimization used the following cost parameters: Mining US$2.00/tonne, processing US$7.00/tonne and general and administrative expenses of US$1.25/tonne along with pit slopes of 45 degrees.

(4)	Tonnage and grade measurements are in metric units.

Table 2 Brucejack Project 5.00 g/t AuEq Mineral Resource Grade & Tonnage Estimate(1)(2)(3)(4)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (million oz)	Silver (million oz)
Measured	2.4	7.93	236.1	0.60	18.0
Indicated	6.9	19.99	60.9	4.46	13.6
Measured + Indicated	9.3	16.92	105.6	5.06	31.6
Inferred	4.0	25.67	20.6	3.33	2.7
Notes:	(1), (2) (3) and (4), see footnotes to Table 1.

Table 3 Brucejack Project 1.25 g/t AuEq Mineral Resource Grade & Tonnage Estimate(1)(2)(3)(4)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (million oz)	Silver (million oz)
Measured	9.3	3.08	102.20	0.92	30.6
Indicated	64.8	3.62	23.70	7.53	49.4
Measured + Indicated	74.1	3.55	33.55	8.46	80.0
Inferred	78.5	2.68	16.30	6.76	41.2
Notes:	(1), (2) (3) and (4), see footnotes to Table 1.

Table 4 Combined West Zone and VOK Zone Underground Sensitivity to the Resource Estimate based on a 5.00 g/t AuEq Mineral Resource Grade & Tonnage Estimate(1)(2)(3)(4)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (million oz)	Silver (million oz)
Measured	2.4	7.29	241.2	0.57	18.9
Indicated	6.1	24.13	53.3	4.76	10.5
Measured + Indicated	8.6	19.35	106.7	5.33	29.4
Inferred	4.0	25.73	22.0	3.29	2.8
Notes:	(1), (2) (3) and (4), see footnotes to Table 1.

The Brucejack Project mineral resource estimate encompasses eight distinct modeled mineralization domains, viz. the West zone, Shore zone, Gossan Hill zone, Galena Hill zone, SG zone, VOK zone, Bridge zone and a Low Grade Halo zone.  The VOK zone has been further divided into three sub-domains.

Geological Setting

The Brucejack Project is largely underlain by Lower Jurassic rocks of western Stikine terrane, or Stikinia, an oceanic island arc terrane consisting of mid-Paleozoic to Middle Jurassic rocks which underlies much of western British Columbia.  Stikinia may have been accreted to the western margin of North America as early as in the late Middle Jurassic, and it was likely consolidated with rocks of the North American margin, as well as with rocks of the outboard Insular terrane (Wrangellia and Alexander terranes) in latest Jurassic to mid-Cretaceous time.

The Sulphurets mining camp and the Brucejack Project lie astride the eastern margin of the core of the McTagg anticlinorium, a major north-trending mid-Cretaceous structural culmination in the western Skeena Fold Belt.  Coincident with the core of the anticlinorium is a prominent and very well mineralized trend which runs for at least 25 kilometres, from at least as far south as the Brucejack Project to Treaty glacier on the north.  On the Brucejack Project itself, there is a spatial association of alteration and contained mineralized zones with the north-trending Brucejack fault, a late-tectonic brittle structure which probably follows an older structure whose history dates back at least to the Early Jurassic period.  A number of lines of evidence, including facies changes within the local succession and variations in regional distribution and thickness of the host Hazelton Group rocks, support a long history for the Brucejack lineament and its precursor structures.  It may, at least in part, have marked the boundary of a volcanic sub-basin, and judging by its general coincidence with mineralized and altered zones across the length of the Brucejack Project, it may have helped control emplacement of the mineralization and alteration at the Brucejack Project.

Mineralization

Mineralization on the Brucejack Project has previously been classified as an epithermal gold-silver-copper, low-sulphidation deposit (UBC deposit model No.  H04).  While there are certainly many features of the mineralized zones at the Brucejack Project with characteristics of low-sulphidation deposits, such as vein mineralogy (e.g., adularia and acanthite) and the common stockwork veining and breccia-veins, which may suggest a lower temperature and shallower level of emplacement, other features, including the general lack of evidence for colliform banding and open-space filling, have been taken to suggest deeper levels of emplacement for the veining.  Furthermore, other qualities of the zones, such as the relatively high molybdenum content at the Bridge zone, and the fact that bulk tonnage style gold in some zones may be more closely correlated with disseminated anhedral pyrite than with veining, have been taken to suggest that at least some of the zones may be more closely allied to porphyry-style systems.  Such a suggestion has some credence, particularly when one considers the common association of mineralization at the Brucejack Project with hornblende feldspar phyric flows and fragmental rocks which are rich in groundmass potassium feldspar.  Previously, these rocks have been interpreted as intrusive and therefore the mineralized zones were considered to be broadly “intrusive-related.”

Until the property-scale geologic framework is better established, and until Pretivm has a better understanding of the controls on the formation of the mineralized zones, the Company is refraining from rigid adherence to, and acceptance of, a single deposit model.  In the meantime, Pretivm is taking steps to provide tighter constraints on the possibilities of deposit formation in the form of ongoing geochronological, petrographic, and whole rock geochemical studies, and is planning further similar studies, as well as stable isotopic and fluid inclusion work.  One of the goals of such work will be to better understand what the components of the hydrothermal system were, and where the metals, water, and sulphur in the system, or systems, were derived from.

Drilling

In 2011, a total of 72,805 metres of drilling was completed in holes SU-110 to SU-288.  At the end of each drill shift, all core was transported by helicopter to the handling, logging, and storage facility on site.  Prior to any geotechnical and geological logging, the entire drill core was photographed in detail with the digital colour photographic images for each interval of core filed with the digital geological logs.

A trained geo-technician recorded the core recovery and rock quality data for each measured drill run.  All lithological, structural, alteration and mineralogical features of the drill core were observed and recorded during the geological logging procedure.  This information was later transcribed into the computer using a program that was compatible with Gemcom software.

The geologist responsible for logging assigned drill core sample intervals with the criteria that the intervals did not cross geologic contacts and the maximum sample length was two metres.  Within any geologic unit, sample intervals of 1.5 metres long could be extended or reduced to coincide with any geologic contact.  Sample lengths were rarely greater than two metres or less than 0.5 metres, and they averaged 1.52 metres long.

Upon completion of the geological logging, the samples were sawn in half lengthwise.  One-half of the drill core was placed in a plastic sample bag and the other half was returned to its original position in the core box.  The sample bags were consolidated into larger shipping containers and delivered to the assay laboratory.

It is the opinion P&E Mining Consultants Inc. (“P&E”) that the core logging procedures employed are thorough and provide sufficient geotechnical and geological information.  There is no apparent drilling or recovery factor that would materially impact the accuracy and reliability of the drilling results.  P&E believes that drilling has been conducted using industry best practice guidelines.

Sampling, Analysis and Data Verification

Sampling Method and Approach

The 2011 program on the Brucejack Project used ALS Minerals Laboratories Ltd. (“ALS”) as the principal laboratory.  The samples that were originally sent to ALS in Terrace, British Columbia for sample preparation were then forwarded to the ALS facility in Vancouver, British Columbia, for analysis.  ALS is an internationally recognized minerals testing laboratory operating in 16 countries and has an ISO 9001:2000 certification.  The laboratory in Vancouver has also been accredited to ISO 17025 standards for specific laboratory procedures by the Standards Council of Canada.  Samples at ALS were crushed to 70% passing 2 millimetres, (-10 mesh).  Samples were riffle split and 500 grams were pulverized to 85% passing 75 micrometres (-200 mesh).  The remaining coarse reject material was returned to Pretivm for storage in their Smithers warehouse for possible future use.  Gold was determined using fire assay on a 30 gram aliquot with an atomic absorption finish.  In addition, a 33 element package was completed using a four acid digest and ICP-AES analysis, which included the silver.

In P&E’s opinion, the sample preparation, security, and analytical procedures relating to the Brucejack Project are satisfactory.

Data Verification

The Brucejack Project was visited by Mr. Fred Brown, CPG, Pr.Sci.Nat. from September 13 to 15, 2011.  Independent verification sampling was done on diamond drill core, with ten samples distributed in nine holes collected for assay.  An attempt was made to sample intervals from a variety of low and high-grade material.  The chosen sample intervals were then sampled by taking the remaining half-split core.  The samples were then documented, bagged, and sealed with packing tape and were brought by Mr. Brown to ALS in Terrace, British Columbia for analysis.

At no time, prior to the time of sampling, were any employees or other associates of Pretivm advised as to the location or identification of any of the samples to be collected.

Quality Control

During 2011, data was entered into a data capture tool suited for import to a database.  Data were then sent digitally to Caroline Vallat at GeoSpark Consulting Inc. (“GeoSpark”).  Updated sampling data was provided regularly, including down hole primary sample details as well as reference to duplicate samples and standards and blanks inserted throughout the sampling.  The drill hole header, survey, and down hole attribute data was also provided on a regular basis.  To the best of Geospark’s knowledge, the sample data was provided in their original digital state, and there is no reason to suspect any data tampering.

Data provided was loaded to a relational database suited for quality assurance and quality control (“QAQC”) on the analytical results reported by ALS in Vancouver, British Columbia.  The database was reviewed regularly to ensure that the data remained functional for use by eliminating down hole interval overlaps, records beyond end of hole depths, addressing any data entry issues related to the down hole attribute codes, etc.  Updates were also made to the sampling table wherever QAQC measures revealed data entry issues related to the sample identities or details.  For example, there were some issues where the wrong standard identity was entered and the returned analytical results clearly revealed the correct standard identity.  All updates to sample identities were tracked within the database.

All analytical results were entered directly from ALS and SGS Canada (“SGS”) assay certificates to a database managed by Geospark.  The analytical results were then provided to Pretivm personnel for use internally.  The analytical records in the 2011 Brucejack Project database exist as they were provided from the labs.  The data were provided as they were originally produced and there was no need to perform manual verification.

Ongoing review of the analytical results took place in order to remedy any suspect analytical results.  Re-analyses were requested from the lab whenever there was a question of the accuracy of results reported.  In addition, internal lab repeat and field duplicates were reviewed in order to monitor the repeatability or precision of results reported.  Any re-analyses were further reviewed and the results were assigned to the primary samples which were denoted with a suffix of 'R', meaning re-run.

Duplicates, standards, and blanks were inserted at approximately every twentieth sample and amount to 5.86 percent, 5.76 percent, and 5.98 percent relative to the total number of primary samples submitted to ALS.  In addition, a representative set of check samples was submitted to SGS for analysis using similar analytical methods and techniques.  The check samples serve to define any bias in the primary results.

This amount of QAQC data is sufficient to represent the quality of the sample analytical results reported by ALS.  Ongoing documentation of the analytical result QAQC was provided to Pretivm.  A summary QAQC report relating to the 2011 Brucejack Project analytical results was written by Caroline Vallat and is dated December 22, 2011 (the “Vallat Report”).  An excerpt from the Vallat Report concludes that, "With consideration of inhomogeneity within the Brucejack Project mineralization as a function of narrow high-grade vein mineralization and thorough review of the analytical results reported on field duplicates, a satisfactory level of precision has been inferred for the primary sample results.  Additionally, initial review of the internal lab repeat results at the time of analysis reporting has increased the confidence in results reported by ALS.  Mineral concentrations reported on standard and blank materials have been consistently monitored in order to remove any concern of local contamination or instrumentation issues.  The detailed review of the standard and blank results has inferred that there is strong accuracy in the primary sample results reported by ALS.  Check sampling has shown that there is no need for concern of bias in the primary sample results reported.  The QAQC measures taken and addressed herein have allowed for overall confidence in the analytical results reported for the 2011 Brucejack Project data."

Upon finalization of the 2011 Brucejack Project database maintained by GeoSpark, the data were provided directly to the authors of the Brucejack Report.

Mining Operations

The Brucejack Project is planned to be mined as an underground operation.  The two lodes targeted for underground mining are the West zone and VOK zone.  The underground operation is based on contemporary rubber tired, diesel powered mobile equipment. Truck haulage of rock will be via a decline ramp system.  Production will be achieved through implementation of the longhole open stoping method with a combination of rock and paste backfills.

The underground mine will operate for 26 years, including two years of preproduction development, producing a total of 11.8 million tonnes of mineralized material. The nominal production rate is 1,500 tonnes per day with  a life of mine average mill feed grade of 18.9 grams per tonne gold and 59.3 grams per tonne silver.  The underground mine design and inventory for both the West zone and VOK zone lodes are based on a net smelter return cut-off of C$180 per tonne of mineralized material.

Metallurgical Test Work Review

Several testing programs have been conducted to investigate the metallurgical performance of the mineralized samples.  These programs included test work conducted in 2009 and early 2011 by Metallurgical Division at Inspectorate America Corp, as well as historical test work conducted between 1988 and 1990 completed by Cominco Engineering Services Ltd.  Currently, Pretivm is conducting a comprehensive metallurgical test program to further assess the metallurgical performance of the mineralization to support a feasibility study. The ongoing test results are not included in this test work review.

The 2009 and 2011 preliminary metallurgical test work investigated the metallurgical responses of the mineral samples from various mineralization zones to bulk flotation, gravity concentration and cyanidation. The testing programs include open circuit process condition optimization and variability tests. The test results showed that the mineralization was amenable to a combined flowsheet consisting of gravity separation, flotation and cyanidation (including intensive leaching), for the recovery of gold and silver. The variability test results showed that the combined flowsheet could recover approximately 89 to 99% of the gold from the head samples containing approximately 1.79 g/t gold to 73.3 g/t gold.

The test work and mineralogical study also indicated that there is a significant amount of the gold in the mineralization present as free gold with a wide range of grain sizes. The gravity concentration would recover approximately 30% of the gold from the variability test samples.  The grindability test results showed that the mineralization is moderately hard with an average Bond ball mill work index of 16.0 kilowatt hour per tonne.

Further test work to optimize the flotation, gravity concentration and cyanidation conditions is ongoing.

Mineral Processing

According to the test results, the process flowsheet for the Brucejack Project mineralization will be a combination of conventional bulk sulphide flotation, gravity concentration and cyanidation with gold and silver recovery by the Merrill-Crowe process. The process is developed to produce gold-silver doré.

There will be two process plants; a flotation plant at the mine site to produce bulk gold-silver flotation concentrate/gravity concentrate and a leach plant (cyanidation and recovery) at the leach plant site to produce gold-silver doré. The leach plant will be located east of the proposed mine site, next to Highway 37. The proposed process rate is 1,500 tonnes per day with an availability of 92% (365 days per year).

The mine site process plant will consist of two stages of crushing, primary grinding, gravity concentration and flotation processes to produce a gravity concentrate and a bulk flotation concentrate containing gold and silver. The produced bulk rougher/scavenger concentrate and the gravity concentrate will be dewatered and trucked to the leach plant by 20-tonne trucks.

The leach plant will consist of the bulk concentrate regrinding and gravity concentration, cyanidation and gold and silver recovery by the Merrill-Crowe process.  The conventional cyanidation process will leach the reground rougher concentrates (after gravity concentration) to recover gold and silver.  An intensive leach process is proposed to recover gold and silver from the tailings of the gravity cleaner concentration.  The extracted gold and silver from the leaching circuits together with the high grade gravity concentrate from the tabling process will be refined on site to produce gold-silver doré.

A part of the final flotation tailings will be used for the underground backfilling and the rest will be discharged to the Brucejack Lake.  The leach residues will be sent to the tailing storage facility after the residual cyanide is destructed.

Tailings, Waste and Water Management

Two tailing streams will be produced from two separate process plants: rougher flotation tailings from the mine site at Brucejack Lake and leach tailings from the leach plant located near Bell Irving River and Highway 37.  Approximately 9.4 million tonnes of flotation tailings will be generated over the mine life.  Approximately half of the flotation tailings will be paste backfilled to the underground, while the remaining tailings will be deposited in Brucejack Lake.

The tailings distribution line to the lake will be located on the south side of the lake.  The pipeline will extend to a depth of approximately 70 metres and tailings will be deposited at the bottom of the lake.  The flotation tailings are not anticipated to be acid generating.

The concentrate will be trucked from the mine site at Brucejack Lake to the leach plant for secondary processing. Approximately 2.4 million tonnes of leach tailings will be deposited as a slurry in a fully double lined side-hill tailings storage facility (“TSF”) located adjacent to the leach plant.  A starter dam to store two years of production will be constructed initially to a height of 11 metres above the downstream toe.  The dam will be raised over the mine life to a height of 26 metres above the downstream toe. The leach tailings are anticipated to be acid generating and water from the tailing storage facility will be treated prior to discharge.

Approximately 2.4 million tonnes of waste rock will be produced throughout the mine life.  The majority of the waste rock will be deposited underground; however some waste rock will be deposited in Brucejack Lake.  Any waste rock put into the lake will have a water cover to limit acid generation. It is assumed that the water decanted from the lake will be suitable for discharge and that waste rock will not leach metals at neutral pH.

Environmental Considerations

An initial review of environmental conditions and planned Brucejack Project features indicates that proactive design and mitigation can successfully address environmental impacts associated with developing, operating, and closing the proposed Brucejack Project.

As with other projects in the northern Coast Range of British Columbia, water management is a key issue for the Brucejack Project.  Water contained in the waste rock and mill tailings will report to the Brucejack Lake with disposal of these wastes at depth.  Brucejack Lake appears to be a fishless lake, however, second season of sampling is necessary to confirm this information.  A suitable location with a reasonably small catchment for the leach TSF, greatly aids in water management.  Diversion channels upslope of the TSF will divert most clean run-off flows around the main dam.

Throughout the Brucejack Project, Pretivm plans to involve first nations in environmental plans to gain from their knowledge of the region, as well as to keep them informed of Brucejack Project goals.

Infrastructure

The mine site will be located west of the leach plant and will be accessible by the rehabilitated Newhawk access road, as described above.  The leach plant site will be accessible by a planned permanent road constructed between a junction with Highway 37 and the leach plant site.  Highway 37 passes approximately 8 kilometres from the planned leach plant site.  At the mine site, a crushing facility will be designed to crush the mineralized material from the proposed mine. The mill will produce bulk gold-silver concentrate.

The main facilities at the mine site will consist of the following:

•	primary and secondary crushing;

•	primary grinding and flotation;

•	concentrate dewatering and handling;

•	backfill paste plant;

•	warehouse building;

•	truck shop;

•	permanent camp integrated with offices; and

•	utilities and water services.

The tailings produced from the process plant at the mine site will be backfilled to underground stopes or deposited in Brucejack Lake, located approximately 1 kilometre north of the process plant.  The main facilities at the leach plant site will consist of the following:

•	cyanide leaching and gold recovery process plant;

•	emergency response and vehicle storage building;

•	warehouse;

•	permanent camp integrated with offices; and

•	utilities and water services.

The leach tailings will be deposited in the TSF, located approximately 1 kilometre south of the leach plant.

Power Supply and Distribution

At the production rate of 1,500 tonnes per day, the operation load is estimated to be approximately 8 megawatts ±10%.  The load will be divided between the mine site located near Brucejack Lake and the leach plant site located near Highway 37.  Power for the mine and mill site will be provided by an overhead power transmission line.  Two diesel generators, each rated 1.5 megawatt will provide power for the leach plant.  A heat recovery system will be installed to recover the heat generated from the diesel generators for building heating at the leach plant site.

Capital Cost Estimate

The initial capital cost for the Brucejack Project was estimated at US$436.26 million with an expected accuracy range of ±35%. The capital cost summary is shown in Table 1, below:

Table 1 Capital Cost Summary

Description	Total Cost (US$)
Direct Works
Overall Site	11,355,122
Mine Underground (AMC)	114,344,196
Mine Surface Works (AMC)	13,892,222
Mine Site Process	35,411,786
Mine Site Utilities	56,635,194
Mine Site Buildings	16,412,370
Tailings	17,619,560
Temporary Facilities	3,917,160
Plant Mobile Equipment (Mine Site)	3,733,781
Leach Area	28,195,726
Leach Area Utilities	16,608,277
Leach Mine Buildings	6,506,949
Temporary Facilities	1,405,026
Plant Mobile Equipment (Leach Site)	2,278,693
Direct Works Subtotal	328,316,062
Indirect Works
Indirect	58,212,020
Owner’s Costs	11,904,000
Contingency	37,827,393
Indirect Works Subtotal	107,943,413
Total	436,259,475

Operating Cost Estimate

The total operating cost for the Brucejack Project is estimated at Cdn$170.90 per tonne milled.  The estimate includes operating costs for conventional underground mining, process, material rehandling and general and administration and surface services.  Tailings and residue disposal operating costs are included in the sustaining capital costs for the Brucejack Project.  On average, a total of 268 personnel are projected for the operation, including 114 personnel for mining, 111 personnel for process, and 43 personnel for general management and surface services.

Economic Evaluation

An economic evaluation of the Brucejack Project was prepared by Tetra Tech based on a pre-tax financial model.  For the 24-year life of mine and 11.8 million tonnes of mine plan tonnage, the following pre-tax financial parameters were calculated using base case metal prices of US$1,100/oz gold and US$21.00/oz silver and an exchange rate of 0.93:1:00 (US$:Cdn$):

•	29.8% internal rate of return (“IRR”)

•	4.1-year payback on US$436.3 million capital

•	US$2,262 million net present value (“NPV”) at 5% discount rate.

The post-tax economic evaluation of the Brucejack Project, using the base case prices as set out above, was calculated after the applicable taxes were applied to the estimated annual cash-flows.  The following post-tax financial parameters were calculated:

•	25.0% IRR

•	4.2-year payback on US$436.3 million capital

•	US$1,454 million NPV at 5% discount rate.

Using the spot prices as at February 17, 2012, of US$1,733.60/oz gold and US$33.46/oz silver and an exchange rate of 0.997:1:00 (US$:Cdn$) the following pre-tax financial parameters were calculated also based on the 24-year life of mine and 11.8 million tonnes of ore:

•	43.4% internal rate of return (“IRR”)

•	3.2-year payback on US$436.3 million capital

•	US$4,330 million net present value (“NPV”) at 5% discount rate.

The post-tax economic evaluation of the Brucejack Project, using the spot prices as at February 17, 2012 as set out above, was calculated after the applicable taxes were applied to the estimated annual cash-flows.  The following post-tax financial parameters were calculated:

•	36.5% IRR

•	3.3-year payback on US$436.3 million capital

•	US$2,808 million NPV at 5% discount rate.

Metal revenues included in the Brucejack Project cash flow model are based on the average metal production, as presented in Table 2, below.

Table 2 Brucejack Project Metal Production

Metal	Average Annual Production		Total Production
	Years 1 to 12	LOM	Years 1 to 12	LOM
Gold (‘000 oz)	325	287	3,899	6,878
Silver (‘000 oz)	444	710	5,333	17,030

Sensitivity analyses were carried out on the following parameters:

•	gold price

•	silver price

•	exchange rate

•	operating cost

•	capital cost.

Brucejack Project Development Plan

The period from construction to introduction of first material into the mill will be approximately two years from the time approval is received from Pretivm’s board of directors.  A further four to six months is planned for commissioning and ramping up of production.  The Brucejack Project execution schedule was developed to provide a high-level overview of all activities required to complete the Brucejack Project.

The Brucejack PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no certainty that the plans in the Brucejack PEA will be realized.  The Brucejack PEA has been filed on SEDAR and will also be available at www.pretivm.com.

The Brucejack PEA was prepared by Hassan Ghaffari, P.Eng., Jianhui (John) Huang, P.Eng., and Sabry Abdel Hafez, Ph.D., P.Eng., of Wardrop, a Tetra Tech Company; Pierre Pelletier, P.Eng., of Rescan Environmental Services Ltd.; Fred H. Brown, Pr.Sc.Nat., and Tracy Armstrong, P.Geo., of P&E Mining Consultants Inc.; Caroline J. Vallat, P.Geo., of GeoSpark Consulting Inc.; H. Warren Newcomen, P.Eng., Hamish Weatherly, P.Geo., and Lori-Ann Wilchek, P.Eng., of BCG Engineering Inc.; and Peter Mokos, MAusIMM (CP), of AMC Mining Consultants (Canada) Ltd.

Technical information in this Material Change Report has been approved and verified by of Mr. Kenneth C. McNaughton, M.A.Sc., P.Eng., Pretivm’s Vice President and Chief Exploration Officer and Ian  I. Chang M.A.Sc., P.Eng., Pretivm’s Vice President, Project Development, each of whom is a “qualified person” as defined in NI 43-101 .

Forward-Looking Statements

This Press Release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable legislation, production and developments in our operations in future periods and adequacy of financial resources. Wherever possible, words such as "plans", "expects" or "does not expect", "budget", "scheduled", "estimates", "forecasts", "anticipate" or "does not anticipate", "believe", "intend" and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, have been used to identify forward-looking information. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's final short-form prospectus dated April 4, 2011 filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

Technical disclosure in this material change report has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in this material change report have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission (“SEC”), and mineral reserve and resource information contained or incorporated by reference in this material change report may not be comparable to similar information disclosed by U.S. companies.  In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Item 5.2                                Disclosure for Restructuring Transactions

Not applicable

Item 6.                                Reliance on 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.                                Omitted Information

Not applicable.

Item 8.                                Executive Officer

Name of Executive Officer:                               Joseph J. Ovsenek, Vice President, Chief Development Officer
Telephone number:                                           604 558 1784

Item 9.                                Date of Report :

February 24, 2012

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2012	PRETIUM RESOURCES INC.
	By:	/s/ Joseph J. Ovsenek
		Name:	Joseph J. Ovsenek
		Title:	Vice President, Chief Development Officer